Exhibit 99.6

SOA Section 906 Certification

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 40-F for the year ended April 25, 2010 (the "Report") fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED the 13th day of July, 2010.

(s) Raymond Paré
Name:   Raymond Paré
Title:     Vice-President and Chief Financial Officer